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Exhibit 99.3

Luxottica Group S.p.A.
Headquarters and registered office • Via C. Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,394,291.82
authorized and issued

MANAGEMENT REPORT AS OF DECEMBER 31, 2012

1.     OPERATING PERFORMANCE FOR THE THREE MONTHS AND THE YEAR ENDED DECEMBER 31, 2012

        During the course of the fourth quarter of 2012, the Group's growth trend continued. In a more challenging macroeconomic environment, the Group achieved positive results in all the geographic areas in which it operates.

        Net sales for the quarter were Euro 1,632.3 million, and increased by 8.2 percent (+5.1 percent at constant exchange rates1), from Euro 1,509.0 million in the same period of 2011. During the year ended December 31, 2012, net sales grew by 13.9 percent (+7.5 percent at constant exchange rates) to Euro 7,086.1 million from Euro 6,222.5 million during the same period in 2011.

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")2 in the fourth quarter of 2012 rose by 16.0 percent over the same period in 2011, increasing from Euro 222.8 million in 2011 to Euro 258.4 million in the same period of 2012. Additionally, adjusted EBITDA2 in 2012 was Euro 1,362.0 million up from Euro 1,135.9 million in the same period of 2011.

        Operating income for the fourth quarter of 2012 increased by 27.8 percent to Euro 164.0 million from Euro 128.4 million during the same period of the previous year. The Group's operating margin also grew from 8.5 percent in the fourth quarter of 2011 to 10.0 percent in the current quarter. Adjusted operating margin3 also rose from 9.2 percent in fourth quarter of 2011 to 10.0 percent in the current quarter.

        During 2012 operating income increased by 21.7 percent to Euro 982.0 million from 807.1 million in the same period of 2011.

        During 2012, adjusted operating income4 increased by 22.3 percent to Euro 1,003.8 million as compared to Euro 820.9 million in the same period of 2011. The Group's adjusted operating margin3 rose from 13.2 percent during the twelve months of 2011 to 14.2 percent in the same period of 2012.

        In the fourth quarter of 2012, net income attributable to Luxottica Stockholders increased by 19.2 percent to Euro 76.8 million as compared to Euro 64.4 million in the same period of 2011. Net income attributable to Luxottica Stockholders for the full year 2012 increased by 19.8 percent to Euro 541.7 as compared to Euro 452.3 in the same period of 2011. In 2012, earnings per share ("EPS") was Euro 1.17 and EPS expressed in USD was 1.50 (at an average exchange rate of Euro/USD of 1.2848).

        In 2012, adjusted net income attributable to Luxottica Stockholders5 increased by 24.4 percent to Euro 566.9 million as compared to Euro 455.6 million in the same period of 2011. In 2012, adjusted EPS6 was Euro 1.22 and EPS expressed in USD was 1.57 (at an average exchange rate of Euro/USD of 1.2848).

          1  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the year ended December 31, 2011. Please refer to Attachment 1 for further details on exchange rates.

          2  For a further discussion of EBITDA and adjusted EBITDA, see page 32—"Non-IFRS Measures."

          3  For a further discussion of adjusted operating margin, see page 32—"Non-IFRS Measures."

        4  For a further discussion of adjusted operating income, see page 32—"Non-IFRS Measures."

        5  For a further discussion of adjusted net income attributable to Luxottica Stockholders, see page 32—"Non-IFRS Measures."

        6  For a further discussion of adjusted EPS, see page 32—"Non-IFRS Measures."

        By carefully controlling working capital, the Group generated positive free cash flow7 of Euro 720.0 million in 2012 and Euro 232.2 million in the fourth quarter of 2012. Net debt as of December 31, 2012 was Euro 1,662 million (Euro 2,032 million at the end of 2011), with the ratio of net debt to adjusted EBITDA8 of 1.2x, (1.8x as of December 31, 2011).

2.     SIGNIFICANT EVENTS DURING 2012

January

        On January 20, 2012, the Group successfully completed the acquisition of share capital of the Brazilian entity Tecnol—Tecnica Nacional de Oculos Ltda ("Tecnol"). The total consideration paid was approximately BRL 181.8 million (approximately Euro 72.5 million), of which BRL 143.4 million (approximately Euro 57.2 million) was paid in January 2012 and BRL 38.4 million (approximately Euro 15.3 million) was paid in October 2012. Additionally the Group assumed Tecnol's net debt amounting to approximately Euro 30.3 million.

        On January 24, 2012, the Board of Directors of Luxottica Group S.p.A. (hereinafter, also the "Company") approved the reorganization of the retail business in Australia. As a result of the reorganization, the Group closed approximately 10 percent of its Australian and New Zealand stores, redirecting resources into its market-leading OPSM brand.

March

        On March 19, 2012, the Company closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due on March 19, 2019. The notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625 percent per annum. The Notes are guaranteed on a senior unsecured basis by Luxottica U.S. Holdings Corp. ("U.S. Holdings") and Luxottica S.r.l., both of which are wholly-owned subsidiaries. On March 19, 2012, the notes were assigned a BBB+ credit rating by Standard & Poor's.

April

        At the Stockholders' Meeting on April 27, 2012, the stockholders approved the Statutory Financial Statements as of December 31, 2011, as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.49 per ordinary share, reflecting a year-over-year increase of 11.4 percent. The aggregate dividend of Euro 227.0 million was fully paid in May 2012.

May

        On May 17, 2012, the Company entered into an agreement pursuant to which it acquired over 125 Sun Planet stores in Spain and Portugal. In 2011 Luxottica Group acquired from the same seller Sun Planet stores in South America, that were part of Multiopticas International. In 2011, net sales of the Spanish and Portuguese chain totaled approximately Euro 22.0 million. The acquisition was completed on July 31, 2012. The consideration paid was approximately Euro 23.8 million.

June

        On June 8, 2012, Armani Group and the Company signed an exclusive license agreement for the design, manufacture and worldwide distribution of sun and prescription eyewear under the Giorgio Armani, Emporio Armani and A/X Armani Exchange brands. The 10-year license agreement, incorporating market conditions, commenced on January 1, 2013. The first collection will be presented during the first semester of 2013.

          7  For a further discussion of free cash flow, see page 32—"Non-IFRS Measures."

          8  For a further discussion of net debt to adjusted EBITDA, see page 32—"Non-IFRS Measures."

July

        On July 12, 2012, the Group prepaid USD 246 million (Euro 201.4 million) of Tranche E of the credit facility used to finance the acquisition of Oakley in 2007 with an original final maturity date of October 12, 2012. On the same date US Holdings prepaid USD 169 million (Euro 138.5 million) of Tranche D of this acquisition credit facility. US Holdings prepaid USD 130 million which had an original maturity date of October 12, 2012 and USD 39 million which had an original maturity date of January 12, 2013.

October

        On October 15, 2012 Luxottica Group repaid the remaining part of Tranche E of the 2007 Oakley Term Loan for a total amount of USD 254.3 million (equal to Euro 196.0 million).

        On October 17, 2012 the Group's wholly-owned subsidiary U.S. Holdings repaid a portion of Tranche B of the 2004 USD Term Loan for a total amount of USD 150.0 million (equal to Euro 114.3 million).

November

        On November 27, 2012 the Company entered into an agreement with Salmoiraghi & Viganò S.p.A and Salmoiraghi & Viganò Holding pursuant to which it will subscribe shares in connection with a capital injection into Salmoiraghi & Viganò resulting in the Company holding shares equal to 36% of this company.

        On November 19, 2012, the Group's wholly-owned subsidiary U.S. Holdings repaid a portion of Tranche B of the 2004 USD Term Loan for a total of USD 75.0 million (equal to Euro 57.1 million).

        On November 30, 2012 the Group signed an agreement pursuant to which it will acquire 100% of the common stock of Alain Mikli International, a French company in the luxury eyewear industry.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 7.1 billion in 2012, over 70,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 to the Consolidated Financial Report as of December 31, 2012 for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Laubman & Pank, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow, GMO and our stores located within host department stores ("retail Licensed Brands").

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the USD. The Euro/USD exchange rate has fluctuated from an average exchange rate of Euro 1.00 = USD 1.2848 in 2012 to Euro 1.00 = USD 1.3920 in 2011. Our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar, due to the significant business volumes in our Australian retail operations. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand of our products or the profitability in consolidation. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

In accordance with IFRS

	Years ended December 31,

(Amounts in thousands of Euro)	2012	% of net sales	2011	% of net sales

Net sales	7,086,142	100.0%	6,222,483	100.0%
Cost of sales	2,379,093	33.6%	2,168,065	34.8%

Gross profit	4,707,049	66.4%	4,054,419	65.2%

Selling	2,271,383	32.1%	1,994,979	32.1%
Royalties	124,403	1.8%	106,322	1.7%
Advertising	446,175	6.3%	408,483	6.6%
General and administrative	883,038	12.5%	737,495	11.9%
Total operating expenses	3,725,000	52.6%	3,247,278	52.2%

Income from operations	982,049	13.9%	807,140	13.0%

Other income/(expense)
Interest income	18,910	0.3%	12,472	0.2%
Interest expense	(138,140)	(1.9)%	(121,067)	(1.9)%
Other—net	(6,463)	(0.1)%	(3,273)	(0.1)%

Income before provision for income taxes	856,357	12.1%	695,272	11.2%

Provision for income taxes	(310,476)	(4.4)%	(236,972)	(3.8)%

Net income	545,881	7.7%	458,300	7.4%

Attributable to
—Luxottica Group stockholders	541,700	7.6%	452,343	7.3%
—non-controlling interests	4,181	0.1%	5,957	0.1%

NET INCOME	545,881	7.7%	458,300	7.4%

        During 2012, the Group recorded the following items characterized as non-recurring in its financial results: (i) non-recurring expenses related to the restructuring of the Australian retail business of Euro 21.7 million (Euro 15.2 million net of the fiscal effect), (ii) non-recurring cost related to the tax audit of one of Luxottica's subsidiaries of approximately Euro 10.0 million. During 2011, the Group recognized the following non recurring income and expenses: (i) an extraordinary gain related to the acquisition of the initial 40 percent of Multiopticas Internacionales SA (MOI) of approximately Euro 19.0 million, (ii) non-recurring expenses related to Luxottica's 50th anniversary celebrations of approximately Euro 12.0 million, (iii) non-recurring restructuring and start-up costs in the Retail distribution segment of approximately Euro 11.2 million, and (iv) non-recurring impairment loss related to the reorganization of the Australian retail business of approximately Euro 9.6 million.

        The income from operations, EBITDA and net income attributable to the Luxottica Group stockholders adjusted to exclude the above non-recurring items would be as follow:

Adjusted Measures9

	2012	% of net sales	2011	% of net sales	% change

Adjusted income from operations	1,003,757	14.2%	820,863	13.2%	22.3%
Adjusted EBITDA	1,362,043	19.2%	1,135,852	18.3%	19.9%
Adjusted Net Income attributable to Luxottica Group Stockholders	566,895	8.0%	455,613	7.3%	24.4%

          9  Adjusted measures are not in accordance with IFRS. For a further discussion of adjusted measures, see page 32—"Non-IFRS Measures."

        Net Sales.    Net sales increased by Euro 863.6 million, or 13.9 percent, to Euro 7,086.1 million in 2012 from Euro 6,222.5 million in the same period of 2011. Euro 316.7 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the twelve months of 2012 as compared to the same period in 2011 and to increased sales in the retail distribution segment of Euro 546.9 million for the same period.

        Net sales for the retail distribution segment increased by Euro 546.9 million, or 14.5 percent, to Euro 4,313.1 million in 2012 from Euro 3,766.1 million in 2011. The increase in net sales for the period was partially attributable to a 5.8 percent improvement in comparable store sales10. In particular, there was a 5.5 percent increase in comparable store sales for the North American retail operations, and an increase for the Australian/New Zealand retail operations of 6.5 percent. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 327.3 million during the period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 316.7 million, or 12.9 percent, to Euro 2,773.1 million in 2012 from Euro 2,456.3 million in 2011. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, which recorded high single digit optical growth, and Persol, and of some designer brands such as Burberry, Prada, Polo, Tiffany and the additional sales of Coach, launched in January 2012. In addition there was a positive net sales impact of Euro 71.7 million due to positive currency fluctuations, in particular the strengthening of the U.S. dollar and other minor currencies, including but not limited to the Japanese Yen and Canadian Dollar, partially offset by weakening of the Brazilian Real.

        During 2012, net sales in the retail distribution segment accounted for approximately 60.9 percent of total net sales, as compared to approximately 60.5 percent of total net sales for the same period in 2011. This increase in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 14.5 percent increase in net sales to third parties for the twelve months of 2012 as compared to the same period of 2011, which exceeded a 12.9 percent increase in net sales for the manufacturing and wholesale distribution segment for the twelve months of 2012 as compared to the same period of 2011.

        In 2012, net sales in our retail distribution segment in the United States and Canada comprised 78.4 percent of total net sales in this segment as compared to 79.9 percent of total net sales in 2011. In U.S. dollars, retail net sales in the United States and Canada increased by 3.7 percent to USD 4,343.5 million in 2012 from USD 4,188.4 million for the same period in 2011, due to sales volume increases. During 2012, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.6 percent of total net sales in this segment and increased by 23.1 percent to Euro 932.4 million in the twelve months of 2012 from Euro 757.2 million, or 20.1 percent of total retail net sales for the same period in 2011, mainly due to a general increase in consumer demand and to the contribution to sales for all of 2012 by Multiopticas, our newly acquired retail chain in South America.

        During 2012, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,183.3 million, comprising 42.7 percent of our total net sales in this segment, as compared to Euro 1,128.9 million, or 46.0 percent of total net sales in the segment, in 2011. The increase in net sales in Europe of Euro 54.4 million in 2012 as compared to the same period of 2011 constituted a 4.8 percent increase. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were USD 953.6 million and comprised 26.8 percent of our total net sales in this segment for the twelve months of 2012, compared to USD 830.1 million, or 24.3 percent of total net sales in the segment, for the same period of 2011. The increase in net sales in the United States

          10  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

and Canada was primarily due to a general increase in consumer demand and to additional sales of the recently launched Coach line. In 2012, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 847.6 million, comprising 30.6 percent of our total net sales in this segment, compared to Euro 731.1 million, or 29.8 percent of our net sales in this segment, for the same period of 2011. The increase of Euro 116.5 million, or 15.9 percent, in 2012 as compared to 2011, was due to the positive effect of currency fluctuations as well as an increase in consumer demand, in particular in the emerging markets.

        Cost of Sales.    Cost of sales increased by Euro 211.0 million, or 9.7 percent, to Euro 2,379.1 million in 2012 from Euro 2,168.1 million in 2011. As a percentage of net sales, cost of sales decreased to 33.6 percent during 2012 as compared to 34.8 percent in 2011 due to efficiencies achieved in the production cycle. In the twelve months of 2012, the average number of frames produced daily in our facilities increased to approximately 275,500 as compared to approximately 263,300 in the same period of 2011, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Gross profit increased by Euro 652.6 million, or 16.1 percent, to Euro 4,707.0 million in 2012 from Euro 4,054.4 million for 2011. As a percentage of net sales, gross profit increased to 66.4 percent in the twelve months of 2012 as compared to 65.2 percent for the same period of 2011, due to the factors noted above.

        Operating Expenses.    Operating expenses increased by Euro 477.7 million, or 14.7 percent, to Euro 3,725.0 million during 2012 from Euro 3,247.3 million in 2011. As a percentage of net sales, operating expenses slightly increased to 52.6 percent in 2012, as compared to 52.2 percent in 2011.

        Adjusted operating expenses11, increased by Euro 471.1 million, or 14.6 percent, to Euro 3,704.7 million during 2012 from Euro 3,233.6 million in 2011. As a percentage of net sales, adjusted operating expenses are in line with last year at 52.3 percent in 2012 and 52.0 percent in 2011.

        Please find the reconciliation between adjusted operating expenses and operating expenses in the following table:

(Amounts in millions of Euro)	2012	2011

Operating expenses	3,725.0	3,247.3
> Adjustment for OPSM reorganization	(20.3)	(9.6)
> Adjustment for Multiopticas Internacional extraordinary gain	—	19.0
> Adjustment for 50th anniversary celebrations	—	(12.0)
> Adjustment for restructuring costs in Retail Division	—	(11.2)

Adjusted operating expenses	3,704.7	3,233.6

        Selling and advertising expenses (including royalty expenses) increased by Euro 332.2 million, or 13.2 percent, to Euro 2,842.0 million in 2012 from Euro 2,509.8 million in 2011. Selling expenses increased by Euro 276.4 million, or 13.9 percent. Advertising expenses increased by Euro 37.7 million, or 9.2 percent. Royalties increased by Euro 18.1 million, or 17.0 percent. As a percentage of net sales, selling and advertising expenses were 40.1 percent in 2012 and 40.3 percent in 2011.

        Adjusted selling expenses in 2012 increased by Euro 262.0 million, or 13.1 percent to Euro 2,254.1 million from Euro 1,992.1 million in the same period of 2011. As a percentage of net sales, adjusted selling expenses were 31.8 percent in 2012 as compared to the 32.0 percent in 2011.

          11  For a further discussion of adjusted operating expenses, see page 32—"Non-IFRS Measures."

        Adjusted advertising expenses increased by Euro 43.4 million to Euro 446.2 million in 2012, from Euro 402.8 million in 2011. As a percentage of net sales, adjusted advertising expenses were 6.3 percent and 6.5 percent in 2012 and 2011, respectively.

        Please find the reconciliation between adjusted selling and advertising expenses and selling and advertising expenses in the following table:

(Amounts in millions of Euro)	2012	2011

Selling and advertising expenses	2,842.0	2,509.8
> Adjustment for OPSM reorganization	(17.3)	—
> Adjustment for 50th anniversary celebrations	—	(5.7)
> Adjustment for restructuring costs in Retail Division	—	(2.9)

Adjusted selling and advertising expenses	2,824.6	2,501.2

        General and administrative expenses, including intangible asset amortization increased by Euro 145.5 million, or 19.7 percent, to Euro 883.0 million in 2012 from Euro 737.5 million in the same period of 2011. As a percentage of net sales, general and administrative expenses were 12.5 percent in 2012 as compared to 11.9 percent in the same period of 2011.

        Adjusted general and administrative expenses increased by Euro 147.7 million, or 20.2 percent, to Euro 880.0 million in 2012 as compared to Euro 732.3 million in the same period of 2011. As a percentage of net sales, adjusted general and administrative expenses were 12.4 percent in 2012 as compared to 11.8 percent in the same period of 2011.

        Please find the reconciliation between adjusted general and administrative expenses and general and administrative expenses in the following table:

(Amounts in millions of Euro)	2012	2011

General and administrative expense	883.0	737.5
> Adjustment for OPSM reorganization	(3.0)	(9.6)
> Adjustment for Multiopticas Internacional extraordinary gain	—	19.0
> Adjustment for 50th anniversary celebrations	—	(6.3)
> Adjustment for restructuring costs in Retail Division	—	(8.3)

Adjusted general and administrative expense	880,0	732,3

        Income from Operations.    For the reasons described above, income from operations increased by Euro 174.9 million, or 21.7 percent, to Euro 982.0 million in 2012 from Euro 807.1 million in the same period of 2011. As a percentage of net sales, income from operations increased to 13.9 percent in 2012 from 13.0 percent in the same period of 2011.

        Adjusted income from operations12, excluding, in 2012 and 2011, the above mentioned non-recurring income and expenses, increased by Euro 182.9 million, or 22.3 percent, to Euro 1,003.8 million in 2012 as compared to Euro 820.9 million in the same period of 2011. As a percentage of net sales, adjusted income from operations increased to 14.2 percent in 2012 from 13.2 percent in the same period of 2011.

          12  For a further discussion of adjusted income from operations, see page 32—"Non-IFRS Measures."

        Please find the reconciliation between adjusted income from operations and income from operations in the following table:

(Amounts in millions of Euro)	2012	2011

Income from operations	982.0	807.1
> Adjustment for OPSM reorganization	21.7	9.6
> Adjustment for Multiopticas Internacional extraordinary gain	—	(19.0)
> Adjustment for 50th anniversary celebrations	—	12.0
> Adjustment for restructuring costs in the Retail Division	—	11.2

Adjusted income from operations	1,003.8	820.9

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (125.7) million in 2012 as compared to Euro (111.9) million in the same period of 2011. Net interest expense was Euro 119.2 million in 2012 as compared to Euro 108.6 million in the same period of 2011. The increase was mainly due to the acquisition of Tecnol and to the issuing of a new long term loan during 2012.

        Net Income.    Income before taxes increased by Euro 161.1 million, or 23.2 percent, to Euro 856.4 million in 2012 from Euro 695.3 million in the same period of 2011. As a percentage of net sales, income before taxes increased to 12.1 percent in 2012 from 11.2 percent in the same period of 2011. Adjusted income before taxes13 increased by Euro 169.1 million, or 23.8 percent, to Euro 878.1 million in 2012 from Euro 709.0 million in the same period of 2011. As a percentage of net sales, adjusted income before taxes was 12.4 percent in 2012 as compared to 11.4 percent in 2011.

        Please find the reconciliation between adjusted income before taxes and income before taxes in the following table:

(Amounts in millions of Euro)	2012	2011

Net Income before taxes	856.4	695.3
> Adjustment for OPSM reorganization	21.7	9.6
> Adjustment for Multiopticas Internacional extraordinary gain	—	(19.0)
> Adjustment for 50th anniversary celebrations	—	12.0
> Adjustment for restructuring costs in the Retail Division	—	11.2

Adjusted net Income before taxes	878.1	709.0

        Net income attributable to non-controlling interests decreased to Euro 4.2 million in the twelve months of 2012 as compared to Euro 6.0 million in previous year. Our effective tax rate was 36.3 percent in 2012 as compared to 34.1 percent for the same period of 2011.

        Net income attributable to Luxottica Group stockholders increased by Euro 89.4 million, or 19.8 percent, to Euro 541.7 million for 2012 year-end from Euro 452.3 million in the same period of 2011. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.6 percent in 2012 from 7.3 percent in the same period of 2011.

        Adjusted net income attributable to Luxottica Group Stockholders14 increased by Euro 111.3 million, or 24.4 percent, to Euro 566.9 million in 2012 from Euro 455.6 million in the same period of 2011. Adjusted net income attributable to Luxottica Group Stockholders as a percentage of net sales increased to 8.0 percent in 2012 from 7.3 percent in the same period of 2011.

          13  For a further discussion of adjusted income before taxes, see page 32—"Non-IFRS Measures."

          14  For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see page 32—"Non-IFRS Measures."

        Please find the reconciliation between adjusted net income and net income in the following table:

(Amounts in millions of Euro)	2012	2011

Net income attributable to Luxottica Group stockholders	541.7	452.3
> Adjustment for OPSM reorganization	15.2	6.7
> Adjustment for Multiopticas Internacional extraordinary gain	—	(19.0)
> Adjustment for 50th anniversary celebrations	—	8.5
> Adjustment for restructuring costs in the Retail Division	—	7.1
> Adjustment for tax audit related to Luxottica S.r.l. for fiscal year 2007	10.0	—

Adjusted net income attributable to Luxottica Group stockholders	566.9	455.6

        In 2012 basic and diluted earnings per share were Euro 1.17 and 1.15 respectively, while in 2011 basic and diluted earnings per share were Euro 0.98. In 2012 adjusted basic and diluted earnings per share15 were Euro 1.22 and Euro 1.21 respectively. In 2011 adjusted basic and diluted earnings per share were Euro 0.99 and Euro 0.98 respectively.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2012
AND 2011

In accordance with IFRS

	Three months ended December 31,

(Amounts in thousands of Euro)	2012	% of net sales	2011	% of net sales

Net sales	1,632,298	100.0%	1.509,030	100.0%
Cost of sales	553,896	33.9%	546,281	36.2%

Gross profit	1,078,401	66.1%	962,748	63,8%

Selling	565,057	34.6%	509,191	33.7%
Royalties	26,949	1.7%	26,200	1.7%
Advertising	100,745	6.2%	101,712	6.7%
General and administrative	221,630	13.6%	197,276	13.1%
Total operating expenses	914,381	56.0%	834,379	55.3%

Income from operations	164,020	10.0%	128,370	8.5%

Other income/(expense)
Interest income	4,115	0.3%	2,079	0.1%
Interest expense	(31,975)	(2.0)%	(31,258)	(2.1)%
Other—net	(2,811)	(0.2)%	2,674	0.2%

Income before provision for income taxes	133,349	8.2%	101,864	6.8%

Provision for income taxes	(56,038)	(3.4)%	(36,762)	(2.4)%

Net income	77,311	4.7%	65,102	4.3%

Attributable to
—Luxottica Group stockholders	76,762	4.7%	64,380	4.3%
—non-controlling interests	549	0.0%	722	0.0%

NET INCOME	77,311	4.7%	65,102	4.3%

          15  For a further discussion of adjusted basic and diluted earnings per share, see page 32—"Non-IFRS Measures."

        In the three-month period ended December 31, 2012, the Group recognized a non-recurring accrual for the tax audit related to Luxottica S.r.l. for fiscal year 2007 of approximately Euro 10.0 million.

        In the three-month period ended December 31, 2011 the Group recognized the following non-recurring items characterized as extraordinary or non-recurring in its financial results: (i) reduction in restructuring and start-up costs within the North American retail division of approximately Euro 0.9 million, (ii) reduction in the non-recurring gain related to the acquisition of the initial 40 percent in the share capital of Multiopticas Internacionales SA (MOI) of approximately Euro 1.9 million, and (iii) non-recurring impairment loss related to the reorganization of the Australian business of approximately Euro 9.6 million. The above non-recurring items, with the exception of the impairment loss related to the reorganization of the Australian business, were in part already recognized in September based on the best information then available.

        The income from operations, EBITDA and net income attributable to the Luxottica Group stockholders adjusted to exclude the above non-recurring items would be as follow:

Adjusted Measures16

	4Q 2012	% of net sales	4Q 2011	% of net sales	% change

Adjusted income from operations	164,020	10.0%	139,259	9.2%	17.8%
Adjusted EBITDA	258,445	15.8%	224,747	14.9%	15.0%
Adjusted Net Income attributable to Luxottica Group Stockholders	86,762	5.3%	72,701	4.8%	19.3%

        Net Sales.    Net sales increased by 8.2 percent, to Euro 1,632.3 million in the three-month period ended December 31, 2012 from Euro 1,509.0 million in the same period of 2011. Euro 55.1 million of the Euro 123.3 increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the three-month period ended December 31, 2012 as compared to the same period in 2011 and to the increased sales in the retail distribution segment of Euro 68.1 million for the same period.

        Net sales for the retail distribution segment increased by Euro 68.1 million, or 7.2 percent, to Euro 1,021.0 million in the three-month period ended December 31, 2012 from Euro 952.9 million in the same period in 2011. The segment experienced a 4.5 percent improvement in comparable store sales17. In particular, there was a 3.9 percent increase in comparable store sales for the North American retail operations, and a 7.2 percent increase for the Australian/New Zealand retail operations. In addition, there was a positive net sales impact of Euro 42.0 million due to effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the strengthening of the U.S. Dollar and Australian Dollar.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 55.1 million, or 9.9 percent, to Euro 611.3 million in the three-month period ended December 31, 2012 from Euro 556.2 million in the same period in 2011. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, led by the increase in optical sales, Persol and of some designer brands such as Prada, Tiffany, Burberry, Ralph Lauren and the Coach line launched in January 2012. Such increase was recorded in most of the Group's markets.

          16  Adjusted measures are not in accordance with IFRS. For a further discussion of adjusted measures, see page 32—"Non-IFRS Measures."

          17  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only st ores open in the more recent period that also were open during the co mparable prior period in the same geog raphic area, and applies to both perio ds the average exchange rate for the prior period.

In addition, there was a positive net sales impact of Euro 5.0 million due to positive currency fluctuations, in particular a strengthening of the U.S. Dollar and other minor currencies, including but not limited to the Australian Dollar and the Turkish Lira, partially offset by weakening of Brazilian Real.

        During the three-month period ended December 31, 2012, net sales in the retail distribution segment accounted for approximately 62.5 percent of total net sales, as compared to approximately 63.1 percent of total net sales for the same period in 2011.

        During the three-month period ended December 31, 2012, net sales in our retail distribution segment in the United States and Canada comprised 76.1 percent of our total net sales in this segment as compared to 76.6 percent of our total net sales in the same period of 2011. In U.S. dollars, retail net sales in the United States and Canada increased by 2.5 percent to USD 1,008.0 million in the three-month period ended December 31, 2012 from USD 938.2 million for the same period in 2011, due to sales volume increases. During the three-month period ended December 31, 2012, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 23.9 percent of our total net sales in the retail distribution segment and increased by 9.7 percent to Euro 244.5 million in the three-month period ended December 31, 2012 from Euro 222.8 million, or 23.4 percent of our total net sales in the retail distribution segment for the same period in 2011, mainly due to an increase in consumer demand.

        During the three-month period ended December 31, 2012, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 248.0 million, comprising 40.6 percent of our total net sales in this segment, compared to Euro 227.9 million, or 41.0 percent of total net sales in the segment, for the same period in 2011. The increase in net sales in Europe of Euro 20.1 million, or 8.8 percent, in the three-month period ended December 31, 2012 was mainly due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were USD 192.2 million and comprised 24.2 percent of our total net sales in this segment for the three-month period ended December 31, 2012, as compared to USD 183.2 million, or 24.5 percent of total net sales in the segment, for the same period of 2011. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand and to the launch of the new Coach line. In the three-month period ended December 31, 2012, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 215.5 million, comprising 35.3 percent of our total net sales in this segment, as compared to Euro 191.8 million, or 34.5 percent of our net sales in this segment, in the same period of 2011. The increase of Euro 23.7 million, or 12.4 percent, in the three-month period ended December 31, 2012 as compared to the same period of 2011, was due to an increase in consumer demand, in particular in the emerging markets.

        Cost of Sales.    Cost of sales increased by Euro 7.6 million, or 1.4 percent, to Euro 553.9 million in the three-month period ended December 31, 2012 from Euro 546.3 million in the same period of 2011. As a percentage of net sales, cost of sales decreased to 33.9 percent in the three-month period ended December 31, 2012 compared to 36.2 percent in the same period of 2011 due to efficiencies achieved in the production cycle. The average number of frames produced daily in our facilities increased to approximately 283,000 in the three-month period ended December 31, 2012, as compared to approximately 246,400 in the same period of 2011.

        Gross Profit.    Our gross profit increased by Euro 115.7 million, or 12.0 percent, to Euro 1,078.4 million in the three-month period ended December 31, 2012 from Euro 962.7 million for the same period of 2011. As a percentage of net sales, gross profit increased to 66.1 percent in the three month period ended December 31, 2012 as compared to 63.8 percent in the same period of 2011, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 80.0 million, or 9.6 percent, to Euro 914.4 million in the three-month period ended December 31, 2012 from Euro 834.4 million in the same period of 2011. As a percentage of net sales, operating expenses increased to 56.0 percent in the three-month period ended December 31, 2012, from 55.3 percent in the same period of 2011.

        Total adjusted operating expenses increased by Euro 90.9 million, or 11.0 percent, to Euro 914.4 million in the three-month period ended December 31, 2012 from Euro 823.5 in the same period of 2011. As a percentage of net sales, adjusted operating expenses were 56.0 percent in the three-month period ended December 31, 2012 as compared to the 54.6 percent in the same period of 2011.

        Please find the reconciliation between adjusted operating expenses and operation expenses in the following table:

(Amounts in millions of Euro)	4Q 2012	4Q 2011

Operating expenses	914.4	834.4
> Adjustment for OPSM reorganization	—	(9.6)
> Adjustment for Multiopticas Internacional extraordinary gain	—	(1.9)
> Adjustment for restructuring costs in the Retail Division	—	0.6

Adjusted operating expenses	914.4	823.5

        Selling and advertising expenses (including royalty expenses) increased by Euro 55.6 million, or 8.7 percent, to Euro 692.8 million in the three-month period ended December 31, 2012 from Euro 637.1 million in the same period of 2011. Selling expenses increased by Euro 55.9 million, or 11.0 percent. Advertising expenses decreased by Euro (1.0) million, or (1.0) percent. Royalties increased by Euro 0.7 million, or 2.9 percent. As a percentage of net sales, selling and advertising expenses are in line at 42.4 percent in the three-month period ended December 31, 2012, compared to 42.2 percent for the same period of 2011.

        Adjusted selling expenses increased by Euro 51.8 million or 10.1 percent to Euro 565.1 million in the three months ended December 31, 2012, as compared to Euro 513.3 million in the same period of 2011. As a percentage of net sales, adjusted selling expenses were 34.6 percent in the three month period ended December 31, 2012 as compared to 34.0 percent in the same period of last year.

        Please find the reconciliation between adjusted selling expenses and selling expenses in the following table:

(Amounts in millions of Euro)	4Q 2012	4Q 2011

Selling and advertising expenses	692.8	637.1
> Adjustment for restructuring costs in the Retail Division	—	4.1

Adjusted selling and advertising expenses	692.8	641.2

        General and administrative expenses, including intangible asset amortization increased by Euro 24.4 million, or 12.3 percent, to Euro 221.6 million in the three-month period ended December 31, 2012 as compared to Euro 197.3 million in the same period of 2011. As a percentage of net sales, general and administrative expenses were 13.6 percent in the three-month period ended December 31, 2012 as compared to 13.1 percent in the same period of 2011.

        Adjusted general and administrative expenses increased by Euro 39.3 million, or 21.6 percent, to Euro 221.6 million in the three-month period ended December 31, 2012 as compared to Euro 182.3 million in the same period of 2011. As a percentage of net sales, adjusted general and administrative expenses were 13.6 percent in the three-month period ended December 31, 2012 as compared to 12.1 percent in the same period of 2011.

        Please find the reconciliation between adjusted general and administrative expenses and general and administrative expenses in the following table:

(Amounts in millions of Euro)	4Q 2012	4Q 2011

General and administrative expenses	221.6	197.3
> Adjustment for OPSM reorganization	—	(9.6)
> Adjustment for Multiopticas Internacional extraordinary gain	—	(1.9)
> Adjustment for restructuring costs in the Retail Division	—	(3.5)

Adjusted general and administrative expenses	221.6	182.3

        Income from Operations.    For the reasons described above, income from operations increased by Euro 35.7 million, or 27.8 percent, to Euro 164.0 million in the three-month period ended December 31, 2012 from Euro 128.4 million in the same period of 2011. As a percentage of net sales, income from operations increased to 10.0 percent in the three-month period ended December 31, 2012 from 8.5 percent in the same period of 2011.

        Adjusted income from operations18 increased by Euro 24.8 million, or 17.8 percent, to Euro 164.0 million in the three-month period ended December 31, 2012 from Euro 139.3 million in the same period of 2011. As a percentage of net sales, adjusted income from operations increased to 10.0 percent in the three-month period ended December 31, 2012 from 9.2 percent in the same period of 2011.

        Please find the reconciliation between adjusted income from operations and income from operations in the following table:

(Amounts in millions of Euro)	4Q 2012	4Q 2011

Income from operations	164.0	128.4
> Adjustment for OPSM reorganization	—	9.6
> Adjustment for Multiopticas Internacional extraordinary gain	—	1.9
> Adjustment for restructuring costs in the Retail Division	—	(0.6)

Adjusted income from operations	164.0	139.3

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (30.7) million in the three-month period ended December 31, 2012 as compared to Euro (26.5) million in the same period of 2011. Net interest expense was Euro 27.9 million in the three-month period ended December 31, 2012 as compared to Euro 29.2 million in the same period of 2011.

        Net Income.    Income before taxes increased by Euro 31.5 million, or 30.9 percent, to Euro 133.3 million in the three-month period ended December 31, 2012 from Euro 101.9 million in the same period of 2011, for the reasons described above. As a percentage of net sales, income before taxes increased to 8.2 percent in the three-month period ended December 31, 2012 from 6.8 percent in the same period of 2011. Adjusted income before taxes19 increased by Euro 20.6 million or 18.3 percent in the three month period ended December 31, 2012 to Euro 133.3 million as compared to Euro 112.8 million in the same period of 2011. As a percentage of net sales, adjusted income before

          18  For a further discussion of adjusted income for operations, see page 32—"Non-IFRS Measures."

          19  For a further discussion of adjusted income before taxes, see page 32—"Non-IFRS Measures."

taxes increased by 8.2 percentage in the three month period ended December 31, 2012 as compared to 7.5 percent in the same period of last year.

(Amounts in millions of Euro)	4Q 2012	4Q 2011

Net Income before taxes	133.3	101.9
> Adjustment for OPSM reorganization	—	9.6
> Adjustment for Multiopticas Internacional extraordinary gain	—	1.9
> Adjustment for restructuring costs in the Retail Division	—	(0.6)

Adjusted income before taxes	133.3	112.8

        Net income attributable to non-controlling interests decreased to Euro 0.5 million in the three-month period ended December 31, 2012 as compared to Euro 0.7 million in the same period of 2011. Our effective tax rate was 42.0 percent in the three-month period ended December 31, 2012 as compared to 36.1 percent for the same period of 2011.

        Net income attributable to Luxottica Group Stockholders increased by Euro 12.4 million, or 19.2 percent, to Euro 76.8 million in the three-month period ended December 31, 2012 from Euro 64.4 million in the same period of 2011. Net income attributable to Luxottica Group Stockholders as a percentage of net sales increased to 4.7 percent in the three-month period ended December 31, 2012 from 4.3 percent in the same period of 2011.

        Adjusted net income attributable to Luxottica Group Stockholders20 increased by Euro 14.1 million, or 19.3 percent, to Euro 86.8 million in the three-month period ended December 31, 2012 from Euro 72.7 million in the same period of 2011. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 5.3 percent in the three-month period ended December 31, 2012 from 4.8 percent in the same period of 2011.

        Please find the reconciliation between adjusted net income attributable to Luxottica Group Stockholders and net income attributable to Luxottica Group Stockholders in the following table:

(Amounts in millions of Euro)	2012	2011

Net income	76.8	64.4
> Adjustment for OPSM reorganization	—	6.7
> Adjustment for Multiopticas Internacional extraordinary gain	—	1.9
> Adjustment for restructuring costs in the Retail Division	—	(0.3)
> Adjustment for tax audit related to Luxottica S.r.l. for fiscal year 2007	10.0	—

Adjusted net income	86.8	72.7

        Basic and diluted earnings per share were Euro 0.16 in the three-month period ended December 31, 2012 as compared to Euro 0.14 in the same period of 2011. Adjusted basic and diluted earnings per share21 were Euro 0.19 and Euro 0.18 in the three-month period ended December 31, 2012 respectively. In the same period of 2011 adjusted basic and diluted earnings per share were Euro 0.16.

          20  For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see page 32—"Non-IFRS Measures."

          21  For a further discussion of adjusted basic and diluted EPS, see page 32—"Non-IFRS Measures."

CASH FLOWS

        The following table sets forth certain items included in our full year consolidated cash flows included in Item 2 of this report.

(Amounts in thousands of Euro)		As of December 31, 2012	As of December 31, 2011

A)	Cash and cash equivalents at the beginning of the period	905,100	679,852
B)	Cash provided by operating activities	1,040,429	820,898
C)	Cash used in investing activities	(478,261)	(459,880)
D)	Cash used in financing activities	(668,358)	(164,447)
E)	Effect of exchange rate changes on cash and cash equivalents	(8,817)	28,677
F)	Net change in cash and cash equivalents	(115,007)	225,248

G)	Cash and cash equivalents at the end of the period	790,093	905,100

        Operating activities.    Cash provided by operating activities was Euro 1,040.4 million and Euro 820.9 million for the 2012 and 2011 years, respectively.

        Depreciation and amortization were Euro 358.3 million in 2012 as compared to Euro 323.9 million in the same period of 2011. This increase was due to intangible and tangible asset acquisitions during 2012, the Tecnol and Sun Planet acquisitions in 2012 (Euro 3.1 million) and the strengthening of the Euro in relation to other currencies (Euro 20.8 million).

        Cash used in accounts receivable was Euro 34.6 million in 2012, compared to Euro 16.4 million in the same period of 2011. This change was primarily due to an increase in sales volume in 2012 as compared to the same period of 2011, partially offset by an improvement in days sales outstanding ratio in 2012 as compared to 2011. Cash used in inventory was Euro 80.5 million in 2012 as compared to Euro 30.5 million in the same period of 2011. The change in inventory in 2012 is due to a strategic increase in wholesale division inventories in relation to an implementation of SAP in our Italian manufacturing facilities at the beginning of 2013. Cash generated by accounts payable was Euro 61.5 million in 2012 compared to Euro 51.1 million in the same period of 2011. This change is mainly due to more favorable payment terms agreed during 2011. Cash generated/(used) in other assets and liabilities was Euro 39.4 million and Euro (14.0) million in 2012 and 2011 respectively. This change is mainly due to the increase in personnel liabilities in the North America retail division (Euro 18.4 million) for the timing of salary payment to store personnel. Income taxes paid were Euro 265.7 million in 2012 as compared to Euro 228.2 million in the same period of 2011. This change was mainly due to the timing of tax payments made by the Group in the different jurisdictions. Interest paid was Euro 120.8 million and Euro 122.5 million in 2012 and 2011, respectively.

        Investing activities.    Our cash used in investing activities was Euro 478.3 million for 2012 as compared to Euro 459.9 million for the same period in 2011. The cash used in investing activities in 2012 primarily consisted of (i) Euro 261.6 million in capital expenditures, (ii) Euro 117.0 million for the acquisition of intangible assets related to the creation of a new IT structure, (iii) Euro 66.4 million for the acquisition of Tecnol, (iv) Euro 21.9 million for the acquisition of the Sun Planet retail chain, and (v) other acquisitions of Euro 11.4 million.

        Cash used in investing activities in 2011 primarily consisted of (i) Euro 228.6 million in capital expenditures, (ii) Euro 107.6 million for the acquisition of intangible assets related to the creation of a new IT structure, (iii) the acquisition of 60 percent of MOI of Euro 89.8 million, (iv) the acquisition of two retail chains in Mexico of Euro 19.0 million, and (vi) other minor acquisitions of Euro 14.8 million.

        Financing activities.    Our cash used in financing activities for 2012 and 2011 was Euro 668.4 million and Euro 164.4 million, respectively. Cash provided by/(used in) financing activities for 2012 consisted primarily of (i) Euro 500.0 million of proceeds from the issuance of long-term borrowings, (ii) Euro (935.2) million used to repay long-term debt expiring during the first nine months of 2012 and (iii) Euro (227.4) million in cash used to pay dividends to the Company's stockholders. Cash provided by/(used in) financing activities for 2011 consisted primarily of (i) Euro 250.6 million in long-term borrowings (ii) Euro (230.4) million in cash used to repay long-term debt expired and (iii) Euro (202.5) million in cash used to pay dividends.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	December 31, 2012	December 31, 2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	790,093	905,100
Accounts receivable	698,755	668,239
Inventories	728,767	649,506
Other assets	209,250	230,850

Total current assets	2,426,866	2,453,695
NON-CURRENT ASSETS:
Property, plant and equipment	1,192,394	1,159,436
Goodwill	3,148,770	3,090,563
Intangible assets	1,345,688	1,350,921
Investments	11,745	8,754
Other assets	147,036	157,255
Deferred tax assets	169,662	153,701

Total non-current assets	6,015,294	5,920,629

TOTAL ASSETS	8,442,160	8,374,325

	December 31, 2012	December 31, 2011

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	90,284	193,834
Current portion of long-term debt	310,072	498,295
Accounts payable	682,588	608,327
Income taxes payable	66,350	39,859
Short term provisions for risks and other charges	66,032	53,337
Other liabilities	589,658	533,801

Total current liabilities	1,804,984	1,927,454
NON-CURRENT LIABILITIES:
Long-term debt	2,052,107	2,244,583
Employee benefits	191,710	197,675
Deferred tax liabilities	227,806	232,337
Long term provisions for risks and other charges	119,612	80,400
Other liabilities	52,702	66,756

Total non-current liabilities	2,643,936	2,821,751
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	3,981,372	3,612,928
Non-controlling interests	11,868	12,192

Total stockholders' equity	3,933,240	3,625,120

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,442,160	8,374,325

        As of December 31, 2012, total assets increased by Euro 67.8 million to Euro 8,442.2 million, compared to Euro 8,374.3 million as of December 31, 2011.

        In 2012, non-current assets increased by Euro 94.7 million, due to increases in tangible assets of Euro 33.0 million, to increases in intangible assets (including goodwill) of Euro 53.0 million, to increases in investments of Euro 3.0 million, to increases in deferred tax assets of Euro 16.0 million, partially offset by a decrease in other assets of Euro 10.2 million.

        The increase in intangible assets was primarily due to 2012 additions of Euro 117.0 million and to current year business acquisitions of Euro 152.1 million, partially offset by depreciation of Euro 145.3 million and the negative effects of foreign currency fluctuations from December 2011 to December 2012 of Euro 63.2 million.

        The increase in tangible assets was primarily due to 2012 currency fluctuation effects of Euro 13.8 million, additions of Euro 269.4 million, including financial leases of Euro 7.9 million, current year business acquisitions of Euro 12.5 million, which were partially offset by the depreciation of Euro 213.0 and disposals of Euro 29.0 million.

        As of December 31, 2012, as compared to December 31, 2011:

  •
  Accounts receivable increased by Euro 30.5 million, mainly due to the increase in net sales during 2012, partially offset by the improvement in collection;

  •
  Inventory increased by Euro 79.3 million. The growth is due to the acquisition of Tecnol and to an increase in relation to an implementation of SAP in our Italian manufacturing facilities at the beginning of 2013;

  •
  Other current assets decreased by Euro 21.6 million. The reduction is mainly due to utilization, in 2012, of the tax receivable balance as of December 31, 2011 (approximately Euro 12.4 million) and to the decrease in prepayments related to royalties by certain of our Italian subsidiaries(approximately Euro 11.6 million);

  •
  Accounts payable increased by Euro 74.3 million. This increase is mainly due to better payment conditions, which were negotiated by the Group in 2011;

  •
  Current taxes payable increased by Euro 26.5 million mainly due to the timing of tax payments made by the Group in various jurisdictions;

  •
  Current liabilities increased by Euro 55.9 million mainly due to an increase in salary payables related to North American retail store personnel (Euro 18.4 million) and to the increase of other liabilities in North America subsidiaries (Euro 21.6 million);

  •
  Long term provisions for risks increased by Euro 39.2 million mainly due to the acquisition of Tecnol;

  •
  Other non-current liabilities decreased by Euro 14.1 million mainly due to the expiration date of interest rate derivatives (Euro 8.5 million);

Our net financial position as of December 31, 2012 and December 31, 2011 was as follows:

(Amounts in thousands of Euro)	December 31, 2012	December 31, 2011

Cash and cash equivalents	790,093	905,100
Bank overdrafts	(90,284)	(193,834)
Current portion of long-term debt	(310,072)	(498,295)
Long-term debt	(2,052,107)	(2,244,583)

Total	(1,662,369)	(2,031,612)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of December 31, 2012, Luxottica, together with our wholly-owned Italian subsidiaries, had credit lines aggregating Euro 369.3 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 0.50 percent. As of December 31, 2012, we have utilized these credit lines for Euro 36.7 million.

        As of December 31, 2012, our wholly-owned subsidiary Luxottica U.S. Holdings maintained unsecured lines of credit with an aggregate maximum availability of Euro 84.4 million (USD 111.4 million). The interest rate is a floating rate and is approximately USD LIBOR plus 50 basis points. At December 31, 2012, these lines were used for Euro 14.0 million.

4.     CAPITAL EXPENDITURES

        Capital expenditures amounted to Euro 372.9 million in 201222 and Euro 358.3 million in 2011, analyzed as follows (in millions of Euro):

Operating segment	2012	2011

Manufacturing and wholesale distribution	148.0	153.2
Retail distribution	224.9	205.1

Group total	372.9	358.3

        Capital expenditures in the manufacturing and wholesale distribution segment were primarily in Italy (Euro 59.4 million in 2012 and Euro 78.9 million in 2011), in China (Euro 33.1 million in 2012 and Euro 24.8 million in 2011) and in North America (Euro 46.2 million in 2012 and Euro 41.1 million in 2011). The overall increase in capital expenditures in 2012 as compared to 2011 is related to the routine technology upgrades to the manufacturing structure and to the roll-out of a new IT platform, which was originally introduced in 2009.

        Capital expenditures in the retail distribution segment were primarily in North America (Euro 173.4 million in 2012 and Euro 167.2 million in 2011) and Australia and China (Euro 35.1 million in 2012 and Euro 28.7 million in 2011) and related, for both 2012 and 2011, to the opening of new stores, the remodeling of older stores whose leases were extended during the year, and to projects for upgrading the management information system.

        The Intangible assets of Euro 4,494.5 million reported in the financial statements primarily reflect the Group's investment in goodwill and trademarks as a result of acquisitions over the years.

        Amortization recognized in the statement of consolidated income came to Euro 358.3 million in 2012 as compared to Euro 323.9 million in 2011.

        22  Capital expenditures in 2012 include Retail division finance leases of Euro 7.9 million. Capital Expenditures excluding finance leases were Euro 365.0 million in 2012. Capital expenditures in 2011 include (i) the acquisition of a building for approximately Euro 25 million (for further details please see note 28 to the Notes to the Consolidated financial Statements as of December 31, 2011) and (ii) capital leases of the Retail division of Euro 25.6 million. Capital expenditures excluding the above mentioned additions were Euro 307.5 million in 2011.

5.     HUMAN RESOURCES

Group Head Count

        As of December 31 2012, Luxottica Group had 70,307 employees of which 64.1 percent were dedicated to the Retail segment, 10.4 percent were in the Wholesale segment and 25.0 percent were in manufacturing activities and logistics. Central Corporate services represents 0.5 percent of the Group's total workforce.

        In terms of the geographic distribution, 57.8 percent of employees are in North America, 13.8 percent are in Europe and 20.8 percent are in the Asia-Pacific area. As a result of the Tecnol and Multiopticas acquisitions, Latin America increased to 6.3 percent of the Group's total workforce.

Business Area	Head Count

Retail	45,036
Wholesale	7,344
Manufacturing and Logistics (Operations)	17,588
Corporate	339

Total	70,307

Geographic Area	Head Count

Europe	9,707
North America	40,667
Asia-Pacific	14,640
Latin America	4,422
Africa & Middle East	532
Corporate	339

Total	70,307

Organizational developments

        The results achieved in 2012 reflect the Group's continued efforts in developing distinctive capabilities and adopting innovative organizational solutions, throughout the entire value chain.

Wholesale

        During 2012 the Wholesale Division continued its focus on research for "simple and fast" operational procedures.

        Brazil and Asia-Pacific have been, in particular, two areas subject to major organizational development projects. In Brazil, through the integration of the Tecnol group, Luxottica is poised to take advantage of its local manufacturing, sales and distribution platforms in this significant market for the Division.

        As for Asia-Pacific, organizational investments focused on establishing of a shared service center in Singapore that would support local markets and on the strengthening of the sales organizations in relevant countries such as Malaysia, Indonesia, Thailand and Vietnam that already today offer unique growth opportunities.

Retail

        For the retail organizations, 2012 was a year of further expansion in high growth rate geographies. In particular, the focus was on the development of the optical and sun stores network in Central and South

America and their integration in the Group's distribution platform. As for the Retail optical network, during 2012, Multiopticas International was completely integrated into the organization and in the Retail sun, in Latin America, Luxottica completed the integration of a chain of stores operating in Mexico acquired in 2011 and pushed for an acceleration of Sunglass Hut entry plans in the region. Lastly, Europe saw the important acquisition in the Iberia region of the Sun Planet store chain (120 stores) effectively integrated in the second half of the year.

Operations

        The Operations team during 2012 further strengthened its operational platform with the full management integration of all regional organizations, both in manufacturing and logistics, including in Brazil.

        The organizational and management program launched in 2011 produced significant results in the following areas in 2012:

  •
  Improvement of the production planning processes

  •
  Reduction of collections development, manufacturing and distribution lead time

  •
  Continuous improvement of product and process quality

  •
  Commercial planning and warehouse management

        Implementation of the Lean System program also continued in 2012, which will allow the industrial organization to reach levels of further excellence in quality, speed and production flexibility.

        Lastly, in 2012 the "zero accidents" program produced satisfactory results in all manufacturing and logistics sites.

Corporate Services

        In 2012 important professional investments were made in the digital and e-commerce areas, while central services supporting the businesses have strengthened (Business Development, Internal Communications and Internal Auditing).

Focus: Global employee engagement survey

        In 2012 the entire Luxottica organization participated in the first global employee engagement survey. With the active participation of more than 55,000 employees, Luxottica created an opportunity for employee feedback and internal communication aimed at collecting recommendations on how to further improve the quality of employment.

        The survey, which included many aspects deemed relevant to a positive employment relationship, highlighted the ability of Luxottica in providing work environments characterized by reciprocal trust and pride of belonging (see graphics).

Luxottica Survey

Participation

Participation (% of total headcount)
Luxottica Worldwide	88

Corporate	93
Wholesale	87
Retail Optical North America	90
Retail Sun & Luxury	81
Retail Optical Australia	75
Retail Optical Greater China	92
Oakley	85
Operations	88

Engagement

6.     CORPORATE GOVERNANCE

        Information about ownership structure and corporate governance is contained in the corporate governance report which is an integral part of the annual financial report.

7.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 29 to the Condensed Consolidated Financial Statements as of December 31, 2012.

8.     RISK FACTORS

        Our future operating results and financial condition may be affected by various factors, including those set forth below.

Risks Relating to Our Industry and General Economic Conditions

If current economic conditions deteriorate, demand for our products will be adversely impacted, access to credit will be reduced and our customers and others with which we do business will suffer financial hardship, all of which could reduce sales and in turn adversely impact our business, results of operations, financial condition and cash flows.

        Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about global economic conditions poses a risk to our business because consumers and businesses may postpone spending in response to tighter credit markets, unemployment, negative financial news and/or declines in income or asset values, which could have a material adverse effect on demand for our products and services. Discretionary spending is affected by many factors, including general business conditions, inflation, interest rates, consumer debt levels, unemployment rates, availability of consumer credit, conditions in the real estate and mortgage markets, currency exchange rates and other matters that influence consumer confidence. Many of these factors are outside our control. Purchases of discretionary items could decline during periods in which disposable income is lower or prices have increased in response to rising costs or in periods of actual or perceived unfavorable economic conditions. If this occurs or if unfavorable economic conditions continue to challenge the consumer environment, our business, results of operations, financial condition and cash flows could be materially adversely affected.

        In the event of renewed financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a new or incremental tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency and equity markets. In addition, the credit crisis could continue to have material adverse effects on our business, including the inability of customers of our wholesale distribution business to obtain credit to finance purchases of our products, restructurings, bankruptcies, liquidations and other unfavorable events for our consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to our credit facilities and other derivative transactions. The likelihood that such third parties will be unable to overcome such unfavorable financial difficulties may increase. If the third parties on which we rely for goods and services or our wholesale customers are unable to overcome financial difficulties resulting from the deterioration of worldwide economic conditions or if the counterparties to our credit facilities or our derivative transactions do not perform their obligations as intended, our business, results of operations, financial condition and cash flows could be materially adversely affected.

If our business suffers due to changing local conditions, our profitability and future growth may be affected.

        We currently operate worldwide and have begun to expand our operations in many countries, including certain developing countries in Asia, South America and Africa. Therefore, we are subject to various risks inherent in conducting business internationally, including the following:

  •
  exposure to local economic and political conditions;

  •
  export and import restrictions;

  •
  currency exchange rate fluctuations and currency controls;

  •
  cash repatriation restrictions;

  •
  application of the Foreign Corrupt Practices Act and similar laws;

  •
  difficulty in enforcing intellectual property and contract rights;

  •
  disruptions of capital and trading markets;

  •
  accounts receivable collection and longer payment cycles;

  •
  potential hostilities and changes in diplomatic and trade relationships;

  •
  legal or regulatory requirements;

  •
  withholding and other taxes on remittances and other payments by subsidiaries;

  •
  investment restrictions or requirements; and

  •
  local content laws requiring that certain products contain a specified minimum percentage of domestically produced components.

        The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but any such occurrence may result in the loss of sales or increased costs of doing business and may have a material adverse effect on our business, results of operations, financial condition and prospects.

If vision correction alternatives to prescription eyeglasses become more widely available, or consumer preferences for such alternatives increase, our profitability could suffer through a reduction of sales of our prescription eyewear products, including lenses and accessories.

        Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. According to industry estimates, the disposable contact lens market is one of the fastest growing segments of the lens subsector.

        Increased use of vision correction alternatives could result in decreased use of our prescription eyewear products, including a reduction of sales of lenses and accessories sold in our retail outlets, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

Unforeseen or catastrophic losses not covered by insurance could materially adversely affect our results of operations and financial condition.

        For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of our insurable risks, and in some cases self-insure completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect our results of operations and financial condition.

Risks Relating to Our Business and Operations

If we are unable to successfully introduce new products and develop our brands, our future sales and operating performance may suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market and our ability to develop our brands, especially our Ray-Ban and Oakley house brands. Our future success will depend on our continued ability to develop and introduce such innovative products and continued success in building our brands. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and there could be a negative impact on production costs since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect our results of operations.

If we are not successful in completing and integrating strategic acquisitions to expand or complement our business, our future profitability and growth could be at risk.

        As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner, (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition, (iii) the lack of success by the acquired business in its markets, (iv) the loss of key employees of the acquired business, (v) a decrease in the focus of senior management on our operations, (vi) difficulty integrating human resources systems, operating systems, inventory management systems and assortment planning systems of the acquired business with our systems, (vii) the cultural differences between our organization and that of the acquired business and

(viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

        If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise realize the intended benefits of any acquisition. Even if we are able to integrate our business operations successfully, the integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration or in the achievement of such benefits within the forecasted period of time.

If we are unable to achieve and manage growth, operating margins may be reduced as a result of decreased efficiency of distribution.

        In order to achieve and manage our growth effectively, we are required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to our customers in a timely and efficient manner. We must also continuously develop new product designs and features, expand our information systems and operations, and train and manage an increasing number of management level and other employees. If we are unable to manage these matters effectively, our distribution process could be adversely affected and we could lose market share in affected regions, which could materially adversely affect our business prospects.

If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability could suffer.

        The fashion and consumer products industries in which we operate are cyclical. Downturns in general economic conditions or uncertainties regarding future economic prospects, which affect consumer disposable income, have historically adversely affected consumer spending habits in our principal markets and thus made the growth in sales and profitability of premium-priced product categories difficult during such downturns. Therefore, future economic downturns or uncertainties could have a material adverse effect on our business, results of operations and financial condition, including sales of our designer and other premium brands.

        The industry is also subject to rapidly changing consumer preferences and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from our products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our models from that designer. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends could materially adversely affect our business, results of operations and financial condition and may result in the write-down of excess inventory and idle manufacturing facilities.

If we do not continue to negotiate and maintain favorable license arrangements, our sales or cost of sales could suffer.

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany & Co., Versace, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Paul Smith Spectacles, Brooks Brothers, Armani, Stella McCartney, Tory Burch, Coach and Giorgio Armani. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. As of year-end, Prada, Miu Miu, Dolce & Gabbana and D&G are the most significant brands in terms of their contribution to Group's total net sales. For the years ended December 31, 2012 and 2011, sales realized through the Prada and Miu Miu brand names together represented approximately 3.9% and 4.0% of total sales, respectively. For the years ended December 31, 2012 and 2011, sales realized through the Dolce & Gabbana and D&G brand names together represented approximately 2.6% and 3.1% of total sales, respectively. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

As we operate in a complex international environment, if new laws, regulations or policies of governmental organizations, or changes to existing ones, occur and cannot be managed efficiently, the results could have a negative impact on our operations, our ability to compete or our future financial results.

        Compliance with U.S. and foreign laws and regulations that apply to our international operations increases our costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. We have implemented policies and procedures designed to facilitate our compliance with these laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually, or in the aggregate, materially adversely affect our financial condition or operating results.

        Additionally, our Oakley and Eye Safety Systems ("ESS") subsidiaries are U.S. government contractors, and as a result, we must comply with, and are affected by, U.S. laws and regulations related to our government business. These laws and regulations, including requirements to obtain applicable governmental approvals, clearances and certain export licenses, may impose additional costs and risks on our business. We also may become subject to audits, reviews and investigations of our compliance with these laws and regulations.

If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant additional costs to defend such rights.

        We rely on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect our rights to certain aspects of our products and services, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which we believe are important to the success of our products and services and our competitive position. However, pending trademark or patent applications may not in all instances result in the issuance of a registered trademark or patent, and trademarks or patents granted may not be effective in thwarting competition or be held valid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products and services. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or of the member states of the European Union.

        Consistent with our strategy of vigorously defending our intellectual property rights, we devote substantial resources to the enforcement of patents issued and trademarks granted to us, to the protection of our trade secrets or other intellectual property rights and to the determination of the scope or validity of the proprietary rights of others that might be asserted against us. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. From time to time, third parties may assert patent, copyright, trademark or similar rights against intellectual property that is important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management. We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. An adverse determination in any dispute involving our proprietary rights could, among other things, (i) require us to grant licenses to, or obtain licenses from, third parties, (ii) prevent us from manufacturing or selling our products, (iii) require us to discontinue the use of a particular patent, trademark, copyright or trade secret or (iv) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business by reducing our future sales or causing us to incur significant costs to defend our rights.

If we are unable to maintain our current operating relationship with host stores of our retail Licensed Brands division, we could suffer a loss in sales and possible impairment of certain intangible assets.

        Our sales depend in part on our relationships with the host stores that allow us to operate our retail Licensed Brands division, including Sears Optical and Target Optical. Our leases and licenses with Sears Optical are terminable upon short notice. If our relationship with Sears Optical or Target Optical were to end, we would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to maintain an efficient distribution network in our highly competitive markets, our business, results of operations and financial condition could suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we operate are highly competitive. We believe that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient distribution network, our sales may decline due to the inability to timely deliver products to customers and our profitability may decline due to an increase in our per unit distribution costs in the affected regions, which may have a material adverse impact on our business, results of operations and financial condition.

If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales, increased costs or damage to our reputation due to our failure to adequately communicate the impact of any such proceeding or its outcome to the investor and business communities.

        We are currently a party to certain legal proceedings as described in Item 8—"Financial Information—Legal Proceedings." In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business.

        Ineffective communications, during or after these proceedings, could amplify the negative effects, if any, of these proceedings on our reputation and may result in a negative market impact on the price of our securities.

Changes in our tax rates or exposure to additional tax liabilities could affect our future results.

        We are subject to taxes in Italy, the United States and numerous other foreign jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. We also are regularly subject to the examination of our income tax returns by the U.S. Internal Revenue Service, the Italian tax authority as well as the governing tax authorities in other countries where we operate. We routinely assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. Currently, some of our companies are under examination by the tax authorities in the United States, Italy and other jurisdictions. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect our business, results of operations, financial condition and prospects.

If there is any material failure, inadequacy, interruption or security failure of our information technology systems, whether owned by us or outsourced or managed by third parties, this may result in remediation costs, reduced sales due to an inability to properly process information and increased costs of operating our business.

        We rely on information technology systems both managed internally and outsourced to third parties across our operations, including for management of our supply chain, point-of-sale processing in our stores and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of our operations, unintentional disclosure of customer or other confidential information of the Company, or damage to our reputation, and potentially significant capital investments could be required to remediate the problem, which could have a material adverse effect on our results of operations.

If we record a write-down for inventories or other assets that are obsolete or exceed anticipated demand or net realizable value, such charges could have a material adverse effect on our results of operations.

        We record a write-down for product and component inventories that have become obsolete or exceed anticipated demand or net realizable value. We review our long-lived assets for impairment whenever events or changed circumstances indicate that the carrying amount of an asset may not be recoverable, and we determine whether valuation allowances are needed against other assets, including, but not limited to, accounts receivable. If we determine that impairments or other events have occurred that lead us to believe we will not fully realize these assets, we record a write-down or a valuation allowance equal to the amount by which the carrying value of the assets exceeds their fair market value. Although we believe our inventory and other asset-related provisions are currently adequate, no assurance can be made that, given the rapid and unpredictable pace of product obsolescence for fashion eyewear, we will not incur additional inventory or asset-related charges, which charges could have a material adverse effect on our results of operations.

Leonardo Del Vecchio, our chairman and principal stockholder, controls 61.64% of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

        As of December 31, 2012, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.à r.l., has voting rights over 292,035,339 Ordinary Shares, or 61.71% of the outstanding Ordinary Shares. As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

        Mr. Del Vecchio's interests may conflict with or differ from the interests of our other stockholders. In situations involving a conflict of interest between Mr. Del Vecchio and our other stockholders, Mr. Del Vecchio may exercise his control in a manner that would benefit himself to the potential detriment of other stockholders. Mr. Del Vecchio's significant ownership interest could delay, prevent or cause a change in control of our company, any of which may be adverse to the interests of our other stockholders.

If our procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 cause us to identify material weaknesses in our internal control over financial reporting, the trading price of our securities may be adversely impacted.

        Our annual report on Form 20-F includes a report from our management relating to its evaluation of our internal control over financial reporting, as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, as amended. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment. In addition, control procedures are designed to reduce, rather than eliminate, business risks. As a consequence of the systems and procedures we have implemented to comply with these requirements, we may uncover circumstances that we determine, with the assistance of our independent auditors, to be material weaknesses, or that otherwise result in disclosable conditions. Any identified material weaknesses in our internal control structure may involve significant effort and expense to remediate, and any disclosure of such material weaknesses or other disclosable conditions may result in a negative market reaction to our securities.

Financial Risks

If the Euro or the Chinese Yuan strengthens relative to certain other currencies or if the U.S. dollar weakens relative to the Euro, our profitability as a consolidated group could suffer.

        Our principal manufacturing facilities are located in Italy. We also maintain manufacturing facilities in China, Brazil, India and the United States as well as sales and distribution facilities throughout the world. As a result, our results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

  •
  we incur most of our manufacturing costs in Euro and in Chinese Yuan, and receive a significant part of our revenues in other currencies such as the U.S. dollar and the Australian dollar. Therefore, a strengthening of the Euro or the Chinese Yuan relative to other currencies in which we receive revenues could negatively impact the demand for our products or decrease our profitability in consolidation, adversely affecting our business and results of operations; and

  •
  a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with a substantial portion of our revenues and operating expenses being denominated in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

        As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results, although we have in place policies designed to manage such risk.

If economic conditions around the world worsen, we may experience an increase in our exposure to credit risk on our accounts receivable which may result in increased costs due to additional reserves for doubtful accounts and a reduction in sales to customers experiencing credit-related issues.

        A substantial majority of our outstanding trade receivables are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our trade and non-trade receivables, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our results of operations.

9.     2013 OUTLOOK

        An analysis of global socio-economic trends and data reveals, certain fundamental drivers, including evolving demographic changes in the global population, overall penetration of products in both developed and emerging markets and a shift in demand towards premium and luxury brands, especially in the so-called "gateway and mega cities" and high potential channels such as travel retail and department stores.

  Demographic trends

        According to international estimates, in the next decade approximately 500 million additional individuals will be characterized as vision correction wearers and a total of 4.8 billion individuals will continue to require some form of vision correction aid. Luxottica is positioned to capitalize on these trends, with its vertically integrated business model and geographic diversification, and will continue to invest by expanding its specialty store chains internationally in both the optical (LensCrafters and OPSM in particular) and sun segments (Sunglass Hut) in which it is already a leader.

  Emerging markets

        The growth opportunities in emerging markets are based on the greater purchasing power of the upper-middle class, the proliferation of luxury stores and rising consumer recognition of premium and luxury brand culture. Emerging markets were an important contributor to Luxottica's 2012 full-year results where net sales grew 26% at constant exchange rates over 2011 performance in these markets. Luxottica believes this impressive trend will proceed through continued investments in people and brands in these markets, as well as through acquisitions and investments expanding existing Retail channels. In particular, Luxottica is focused on markets in Southeast Asia, specifically in Indonesia and Thailand, where it plans to develop a direct presence.

  Premium luxury accessories power growth

        Accessories have driven luxury consumption and this positive trend is expected to continue into the future. The concentration of wealth in emerging markets will also lead to an increase in demand for luxury items and accessories. Luxottica aims to create services that add value to the premium purchasing experience, along with developing greater personal attention, in order to meet the needs and expectations of more sophisticated and international consumers. Double-digit growth in the premium and luxury segments is projected in 2013. The partnership with Giorgio Armani, which commenced in 2013, represents another major step in this growth plan. In 2013, with the acquisition of

Alain Mikli, the Group set up its Atelier Division. The Atelier Division includes the Oliver Peoples, Paul Smith, Alain Mikli and Starck Eyes brands and aims to become a leader in an eyewear segment that is becoming increasingly important.

  New sales channels

        New sales channels are growing faster than traditional retail. Department stores, in particular, remain the primary point of reference for premium sunglass consumers and offer significant growth potential. Today, sunglasses have the highest growth rate of all accessories despite the limited space allocated in department stores to the category. Travel retail has been growing at a pace that reflects an increase in travel by consumers who are willing to shop while in areas of transit, such as airports. Sunglasses are the fastest growing category compared to other travel retail product categories.

10.  SUBSEQUENT EVENTS

        For a description of significant events after December 31, 2012 please refer to Note 37 of the footnotes of the consolidated financial statements as of December 31, 2012.

11.  ADAPTATION TO THE ARTICLES 36-39 OF THE REGULATED MARKETS

        Articles 36-39 of the regulated markets applies to 43 entities based on the financial statements as of December 31, 2012:

        In Particular the Group:

  •
  applies to all the Extra European Union subsidiaries, internal procedures under which it is requested that all Group companies release a quarterly representation letter that contains a self-certification of the completeness of the accounting information and controls in place, necessary for the preparation of the consolidated financial statements of the parent;

  •
  ensures that subsidiaries outside of Europe also declare in these representation letters their commitment to provide auditors of the Company with the information necessary to conduct their monitoring of the parent's annual and interim period financial statements;

  •
  as set out in Part III, Title II, Chapter II, Section V of Regulation No. 11971/1999 and subsequent amendments, makes available the balance sheet and income statement of the aforementioned subsidiaries established in states outside the European Union, used to prepare the consolidated financial statements.

        On January 23, 2013 the Group finalized the acquisition of the French company, Alain Mikli International S.A.S.. In relation to the company's extra-European subsidiaries, the Group communicated to CONSOB the compliance plan pursuant to the provisions of art. 36-39 of the CONSOB market regulations. The Group will provide updates on the status of the compliance in future financial information published based on CONSOB regulation number 11971/1999.

12.  OTHER INFORMATION

        As required by Section 2428 of the Italian Civil Code, it is reported that:

  1.
  The Group carries out research and development activities in relation to production processes in order to improve their quality and increase their efficiency. The costs incurred for research and development are immaterial.

  2.
  No atypical and/or unusual transactions, as defined by Consob Communication 6064293 dated July 28, 2006, were undertaken during 2012.

  3.
  The information required by Section 123-bis par.1 of Italian Legislative Decree 58 dated February 29, 1998, is disclosed in the corporate governance report forming an integral part of the annual financial report.

  4.
  The Company is not subject to direction and coordination by others, as discussed in more detail in the corporate governance report.

  5.
  The Company has made national group tax election (sections 117-129 of the Italian Tax Code). Under this election, Luxottica Group S.p.A., as the head of the tax group for the Group's principal Italian companies, calculates a single taxable base by offsetting taxable income against tax losses reported by participating companies in the same year.

        On January 29, 2012 the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1-bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

RECONCILIATION BETWEEN PARENT COMPANY NET INCOME AND STOCKHOLDERS' EQUITY AND CONSOLIDATED NET INCOME AND STOCKHOLDERS' EQUITY

In thousands of Euro	Net income Dec 31, 2012	Stockholders' equity Dec 31, 2012

PARENT COMPANY FINANCIAL STATEMENTS	354,027	2,254,709

Elimination of intragroup dividends	(73,416)	—
Trademarks and other intangible assets (net of tax effect)	(39,217)	(854,924)
Elimination of internal profits on inventories (net of tax effect)	(39,309)	(152,224)
Difference between value of investments in consolidated companies and related share of stockholders' equity	—	2,765,705
Net income of consolidated companies	344,525	—
Other consolidation adjustments	(729)	(26)
Minority interests	(4.181)	(11,868)

CONSOLIDATED FINANCIAL STATEMENTS	541,700	3,981,372

NON-IFRS MEASURES

Adjusted measures

        We use in this Management Report certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        We have made such adjustments to the following measures: operating income and operating margin, EBITDA, EBITDA margin and net income by excluding non-recurring costs related to the reorganization of the retail business in Australia of Euro 21.7 million, Euro 15.2 million net of tax benefit , and a non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal Year 2007) of approximately Euro 10.0 million.

        In addition, we have made adjustments to fiscal year 2011 measures for comparative purposes. 2011 results have been adjusted by excluding, if applicable, the following items related to non-recurring transactions:

(a)
an extraordinary gain of approximately Euro 19.0 million related to the acquisition of the 40 percent stake in Multiopticas Internacional;

(b)
non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately Euro 12.0 million;

(c)
non-recurring restructuring and start-up costs in the Retail Division of approximately Euro 11.2 million;

(d)
non-recurring impairment loss related to the reorganization of OPSM of Euro 9.6 million;

        The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Group's operating performance.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations. See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measure or, in the case of adjusted EBITDA, to EBITDA, which is also a non-IFRS measure. For reconciliation of EBITDA to its most directly comparable IFRS measure, see the pages following the tables below:

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

Luxottica Group

				FY12
Millions of Euro	Net sales	EBITDA	EBITDA margin	Operating Income	Operating Income margin	Income before taxes	Net Income	EPS basic	EPS dilutive

Reported	7,086.1	1,340.3	18.9%	982.0	13.9%	856.4	541.7	1.17	1.15
> Adjustment for OPSM reorganization	—	21.7	0.3%	21.7	0.3%	21.7	15.2	0.05	0.06
> Adjustment for the tax audit relating to Luxottica S.r.l. (fiscal Year 2007)							10.0
Adjusted	7,086.1	1,362.0	19.2%	1,003.8	14.2%	878.1	566.9	1.22	1.21

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

Luxottica Group

	FY11
Millions of Euro	Net sales	EBITDA	Operating Income	Net Income	EPS basic

Reported	6,222.5	1,131.0	807.1	452.3	0.98
> Adjustment for OPSM reorganization		0.7	9.6	6.7	—
> Adjustment for Multiopticas Internacional extraordinary gain	—	(19.0)	(19.0)	(19.0)	—
> Adjustment for 50th anniversary celebration	—	12.0	12.0	8.5	—
> Adjustment for restructuring costs in the Retail Division	—	11.2	11.2	7.1	—
Adjusted	6,222.5	1,135.9	820.9	455.6	0.99

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

Retail Division

	FY12
Millions of Euro	Net sales	EBITDA	Operating Income

Reported	4,313.1	723.7	552.7
> Adjustment for OPSM reorganization	—	21.7	21.7
Adjusted	4,313.1	745.4	574.4

Retail Division

	FY11
Millions of Euro	Net sales	EBITDA	Operating Income

Reported	3,766.1	585.2	436.9
> Adjustment for OPSM reorganization	—	0.7	0.7
> Adjustment for restructuring costs in the Retail Division	—	11.2	11.2
Adjusted	3,766.1	597.0	448.7

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

Luxottica Group

				4Q12
Millions of Euro	Net sales	EBITDA	EBITDA margin	Operating Income	Operating Income margin	Income before taxes	Net Income	EPS basic	EPS dilutive

Reported	1,632.3	258.4	15.8%	164.0	10.0%	133.3	76.8	0.16	0.16
> Adjustment for the tax audit relating to Luxottica S.r.l. (fiscal Year 2007)							10.0	0.03
Adjusted	1,632.3	258.4	15.8%	164.0	10.0%	133.3	86.8	0.19	0.18

Retail Division

	4Q12
	Net sales	EBITDA	Operating Income

Reported	1,021.0	165.0	113.9
> Adjustment for OPSM reorganization	—	—	—
> Adjustment for restructuring costs in the Retail Division	—	—	—
Adjusted	1,021.0	165.0	113.9

Luxottica Group

	4Q11
Millions of Euro	Net sales	EBITDA	Operating Income	Net Income	EPS basic

Reported	1,509.0	222.8	128.4	64.4	0.14
> Adjustment for OPSM reorganization	—	0.7	9.6	6.7	—
> Adjustment for Multiopticas Internacional extraordinary gain	—	1.9	1.9	1.9	—
> Adjustment for restructuring costs in the Retail Division	—	(0.7)	(0.7)	(0.3)	—
Adjusted	1,509.0	224.7	139.3	72.7	0.16

Retail Division

	4Q11
Millions of Euro	Net sales	EBITDA	Operating Income

Reported	952.9	135.8	94.7
> Adjustment for OPSM reorganization	—	0.7	0.7
> Adjustment for restructuring costs in the Retail Division	—	(0.7)	(0.7)

Adjusted	952.9	135.8	94.7

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IFRS Measure: EBITDA and EBITDA margin

	4Q 2011	4Q 2012	FY 2011	FY 2012

Net income/(loss)	64.4	76.8	452.3	541.7
(+)
Net income attributable to non-controlling interest	0.7	0.5	6.0	4.2
(+)
Provision for income taxes	36.8	56.0	237.0	310.5
(+)
Other (income)/expense	26.5	30.7	111.9	125.7
(+)
Depreciation & amortization	94.4	94.4	323.9	358.3
(+)
EBITDA	222.8	258.4	1,131.0	1,340.3
(=)
Net sales	1,509.0	1,632.3	6,222.5	7,086.1
(/)
EBITDA margin	14.8%	15.8%	18.2%	18.9%
(=)

Non-IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

	4Q 2011(1)	4Q 2012(2)	FY 2011(3)	FY 2012(2)(4)

Adjusted net income/(loss)	72.7	86.8	455.6	566.9
(+)
Net income attributable to non-controlling interest	0.7	0.5	6.0	4.2
(+)
Adjusted provision for income taxes	39.3	46.0	247.4	307.0
(+)
Other (income)/expense	26.5	30.7	111.9	125.7
(+)
Adjusted depreciation & amortization	85.5	94.4	315.0	358.3
(+)
Adjusted EBITDA	224.7	258.4	1,135.9	1,362.0
(=)
Net sales	1,509.0	1,632.3	6,222.5	7,086.1
(/)
Adjusted EBITDA margin	14.9%	15.8%	18.3%	19.2%
(=)

[1]	The adjusted figures exclude the following:
	(a)	an extraordinary gain of approximately €1.9 million related to the acquisition of the initial 40% stake in Multiopticas Internacional;
	(b)	non recurring restructuring and start-up costs of approximately €0.9 million in the Retail distribution segment; and
	(c)	non-recurring impairment loss related to the reorganization of the Australian business of approximately €9.6 million.
[2]	a non-recurring accrual for tax audit relating to Luxottica S.r.l. (fiscal Year 2007) of approximately €10 million.
[3]	(a)	an extraordinary gain of approximately €19 million related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;
	(b)	non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately €12 million, including the adjustment relating to the grant of treasury shares to Group employees;
	(c)	non-recurring restructuring and start-up costs in the Retail Division of approximately €11.2 million; and
	(d)	non-recurring OPSM reorganization costs of approximately €9.6 million.
[4]	non-recurring OPSM reorganization costs with approximately €21.7 million impact on operating income and an approximately €15.2 million adjustment on net income

Free Cash Flow

        Free cash flow represents net income before non controlling interests, taxes, other income/expense, depreciation and amortization (i.e., EBITDA) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IFRS. We include it in this Management Report in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Share this measure with all investors at the same time.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

Millions of Euro	FY 2012

Adjusted EBITDA(1)	1,362
Δ working capital	114
Capex	(365)

Operating cash flow	1,111
Financial charges(2)	(119)
Taxes	(266)
Other—net	(6)

Free cash flow	720

1
EBITDA is not an IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

2
Equals interest income minus interest expense.

Non-IFRS Measure: Free cash flow

Millions of Euro	4Q 2012

EBITDA(1)	258
Δ working capital	258
Capex	(140)

Operating cash flow	376
Financial charges(2)	(28)
Taxes	(113)
Other—net	(3)

Free cash flow	232

1
EBITDA is not an IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

2
Equals interest income minus interest expense.

Net debt to EBITDA ratio

        Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Group believes that EBITDA is useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

        We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

  •
  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

Millions of Euro	Dec 31, 2012		Dec. 31, 2011

Long-term debt	2,052.1		2,244.6
(+)
Current portion of long-term debt	310.1		498.3
(+)
Bank overdrafts	90.3		193.8
(+)
Cash	(790.1)		(905.1)
(-)
Net debt	1,662.4		2,031.6
(=)
EBITDA	1,340.3		1,131.0
Net debt/EBITDA	1.2	x	1.8	x
Net debt @ avg. exchange rates(1)	1,679.0		1,944.4
Net debt @ avg. exchange rates(1)/EBITDA	1.3	x	1.7	x

1
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

Millions of Euro	Dec 31, 2012(2)		Dec. 31, 2011(3)

Long-term debt	2,052.1		2,244.6
(+)
Current portion of long-term debt	310.1		498.3
(+)
Bank overdrafts	90.3		193.8
(+)
Cash	(790.1)		(905.1)
(-)
Net debt	1,662.4		2,031.6
(=)
LTM Adjusted EBITDA	1,362.0		1,135.9
Net debt/LTM Adjusted EBITDA	1.2	x	1.8	x
Net debt @ avg. exchange rates(1)	1,679.0		1,944.4
Net debt @ avg. exchange rates(1)/LTM EBITDA	1.2	x	1.7	x

1
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

2
The adjusted figures exclude the following measures:

a
non-recurring OPSM reorganization costs with approximately €21.7 million impact on operating income and an approximately €15.2 milion adjustment on net income; and

b
a non-recurring accrual for tax audit relating to Luxottica S.r.l. (fiscal Year 2007) of approximately €10 million.

3
The adjusted figures exclude the following measures:

a
an extraordinary gain of approximately €19 million related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;

b
non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately €12 million, including the adjustment relating to the grant of treasury shares to Group employees;

c
non-recurring restructuring and start-up costs in the Retail Division of approximately €11.2 million; and

d
non-recurring OPSM reorganization costs for approximately €9.6 million.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward- looking statements are made as of the date hereof, and we do not assume any obligation to update them.

        The officer responsible for preparing the Company's financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

        Milan,

        Enrico Cavatorta

        (Manager responsible for financial reporting)

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  Exhibit 99.3